Filed by HWEL Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No. 333-271952

Subject Company:

HWEL Holdings Corp.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 29, 2023

Healthwell Acquisition Corp. I

(Exact name of registrant as specified in its charter)

Delaware	001-40697	86-1911840
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1001 Green Bay Rd, #227

Winnetka, IL 60093

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (847) 230-9162

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	HWELU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	HWEL	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock for $11.50 per share	HWELW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure

As previously disclosed by Healthwell Acquisition Corp. I, a Delaware corporation (“Healthwell”), in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2023, Healthwell entered into a business combination agreement on April 27, 2023 (as amended on May 15, 2023, August 10, 2023 and September 17, 2023, the “Business Combination Agreement”) with Starton Therapeutics, Inc., a British Columbia corporation (“Starton”), HWEL Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Healthwell (“Pubco”), HWEL Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and wholly-owned subsidiary of Pubco (“CallCo”), 1412388 B.C. Ltd, a British Columbia corporation and wholly-owned subsidiary of CallCo (“ExchangeCo”), Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company, as the representative from and after the Effective Time (as defined in the Business Combination Agreement) of the stockholders of Pubco (other than the Starton Shareholders (as defined below) and their successors and assignees) (the “Purchaser Representative”), and Kiriakos Charlie Perperidis, in the capacity as the representative of the shareholders of Starton (the “Starton Shareholders”) from and after the Effective Time (the “Seller Representative” and collectively with Healthwell, Starton, Pubco, Purchaser Merger Sub, CallCo, ExchangeCo and the Purchaser Representative, the “Parties”) (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Transaction”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

Furnished as Exhibit 99.1 hereto is an investor presentation, dated September 2023, that will be used by the parties regarding the transaction contemplated by the Business Combination Agreement.

Exhibit 99.1 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the Transaction, Pubco filed a registration statement on Form S-4 with the SEC on May 15, 2023 (as amended and as may be further amended or supplemented from time to time, the “Registration Statement”), which includes a preliminary proxy statement and a prospectus in connection with the Transaction. STOCKHOLDERS OF HEALTHWELL ARE ADVISED TO READ THE PRELIMINARY PROXY STATEMENT AND, WHEN AVAILABLE, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THIS REPORT DOES NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE TRANSACTION AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Healthwell as of September 14, 2023, the record date to be established for voting on the Transaction (the “Record Date”) at a special meeting of Healthwell stockholders, which will be held on October 17, 2023. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Healthwell’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Healthwell Acquisition Corp. I, 1001 Green Bay Rd, #227 Winnetka, IL 60093; e-mail: healthwell.management@healthwellspac.com.

1

Forward-Looking Statements

This communication contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Starton and the Transaction and the future held by the respective management teams of Healthwell or Starton, the anticipated benefits and the anticipated timing of the Transaction, the future financial condition and performance of Starton and expected financial impacts of the Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Transaction, financing transactions, if any, related to the Transaction, the level of redemptions of Healthwell’s public stockholders and the products and markets and expected future performance and market opportunities of Starton. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Healthwell’s securities; (ii) the risk that the Transaction may not be completed by Healthwell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Healthwell; (iii) the failure to satisfy the conditions to the consummation of the Transaction, including, among others, the condition that Healthwell has net cash or cash equivalents of at least $10 million and the requirement that the Business Combination Agreement and the transactions contemplated thereby be approved by the stockholders of each of Healthwell and Starton; (iv) the failure to obtain any applicable regulatory approvals required to consummate the Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the Transaction on Starton’s business relationships, operating results, and business generally; (vii) risks that the Transaction disrupts current plans and operations of Starton; (viii) the risk that Pubco may not be able to raise funds in a financing or may not be able to raise as much financing as anticipated; (ix) the outcome of any legal proceedings that may be instituted against Starton or Healthwell related to the Business Combination Agreement or the Transaction; (x) the ability to maintain the listing of Healthwell’s securities on a national securities exchange or failure of Pubco to meet initial listing standards in connection with the consummation of the Transaction; (xi) uncertainty regarding outcomes of Starton’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidates; (xii) risks associated with Starton’s efforts to commercialize a product candidate; (xiii) Starton’s ability to negotiate and enter into definitive agreements for supply, sales, marketing, and/or distribution on favorable terms, if at all; (xiv) the impact of competing product candidates on Starton’s business; (xv) intellectual property-related claims; (xvi) Starton’s ability to attract and retain qualified personnel; and (xvii) Starton’s ability to continue to source the raw materials for its product candidates.

The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Healthwell’s initial public offering (the “IPO”) prospectus filed with the SEC on August 4, 2021, Healthwell’s Annual Report on Form 10-K filed for the year ended December 31, 2022 filed with the SEC on March 3, 2023 and subsequent periodic reports filed by Healthwell with the SEC, the Registration Statement and other documents filed or to be filed by Healthwell and Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither Starton, Healthwell nor Pubco assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. None of Starton, Healthwell or Pubco gives any assurance that either Starton or Healthwell, or Pubco, will achieve its expectations.

Prior Disclosures

Starton is aware that its CEO appeared on the television program “Unicorn Hunters” on June 7, 2021. During that appearance, the CEO made a number of representations as to Starton’s approach to reformulating drug products to improve efficacy, tolerability and patients’ quality of life. As part of these representations, the CEO raised the specific example of Starton’s investigational reformulation of Revlimid™. While Starton believes in the value of its product, it understands that any clinical superiority claims cannot be made absent specific findings from rigorous clinical studies which Starton has not undertaken. The CEO’s comments on the television program were not intended to suggest Starton has conducted such studies; Starton does not have data to support these specific representations and disclaims any representations or purported representations by its CEO which either stated or implied the contrary.

2

Trademarks and Tradenames

This communication includes trademarks of Starton, which are protected under applicable intellectual property laws and are the property of Starton or its subsidiaries. This communication also includes other trademarks, trade names and service marks that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Participants in the Solicitation

Healthwell, Starton, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Healthwell’s stockholders in connection with the Transaction. Healthwell’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Healthwell executive officers and directors in the solicitation by reading Healthwell’s final prospectus filed with the SEC on August 4, 2021 in connection with the IPO, Healthwell’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 3, 2023 and Healthwell’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Transaction, which may, in some cases, be different from those of stockholders generally, are set forth in the Registration Statement. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
99.1	Investor Presentation, dated September 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 29, 2023	Healthwell Acquisition Corp. I

	By:	/s/ Alyssa Rapp
		Name:	Alyssa Rapp
		Title:	Chief Executive Officer

4

Exhibit 99.1

Starton Therapeutics Proprietary Continuous Delivery Platform To Improve Patient Outcomes In Oncology HWEL & Starton Investor Presentation September 2023

2 Disclaimer (1 of 3) IMPORTANT LEGAL INFORMATION Additional Information and Where to Find It In connection with the transactions contemplated by the business combination agreement, dated April 27 , 2023 (as amended on May 15 , 2023 , August 10 , 2023 and September 17 , 2023 and as it may be further amended or supplemented from time to time, the “ Business Combination Agreement ,” and all of the transactions contemplated thereunder, the “ Transaction ”), by and among Healthwell Acquisition Corp . I (“ Healthwell ”), Starton Therapeutics, Inc . (“ Starton ”), HWEL Holdings Corp . , a Delaware corporation and wholly - owned subsidiary of Healthwell (“ Pubco ”), and the other parties thereto, Pubco filed a registration statement on Form S - 4 with the SEC on May 15 , 2023 (as may be amended or supplemented from time to time, the “ Registration Statement ”), which includes a preliminary proxy statement and a prospectus in connection with the Transaction . STOCKHOLDERS OF HEALTHWELL ARE ADVISED TO READ THE PRELIMINARY PROXY STATEMENT AND, WHEN AVAILABLE, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE TRANSACTION . IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE TRANSACTION . When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Healthwell as of a record date to be established for voting on the Transaction . Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www . sec . gov . Healthwell’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to : Healthwell Acquisition Corp . I, 1001 Green Bay Rd, # 227 Winnetka, IL 60093 ; e - mail : healthwell . management@healthwellspac . com .

3 Disclaimer (2 of 3) Forward - Looking Statements This communication contains forward - looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 . Any statements other than statements of historical fact contained herein are forward - looking statements . Such forward - looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Starton and the Transaction and the future held by the respective management teams of Healthwell or Starton, the anticipated benefits and the anticipated timing of the Transaction, future financial condition and performance of Starton and expected financial impacts of the Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Transaction, financing transactions, if any, related to the Transaction, the level of redemptions of Healthwell’s public stockholders and the products and markets and expected future performance and market opportunities of Starton . These forward - looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties . Many factors could cause actual future events to differ materially from the forward - looking statements in this communication, including, without limitation : (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Healthwell’s securities ; (ii) the risk that the Transaction may not be completed by Healthwell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Healthwell ; (iii) the failure to satisfy the conditions to the consummation of the Transaction, including, among others, the condition that Healthwell has cash or cash equivalents of at least $ 15 million, and the requirement that the Business Combination Agreement and the transactions contemplated thereby be approved by the stockholders of each of Healthwell and Starton ; (iv) the failure to obtain any applicable regulatory approvals required to consummate the Transaction ; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement ; (vi) the effect of the announcement or pendency of the Transaction on Starton’s business relationships, operating results, and business generally ; (vii) risks that the Transaction disrupts current plans and operations of Starton ; (viii) the risk that Pubco may not be able to raise funds in a PIPE financing or may not be able to raise as much as anticipated ; (ix) the outcome of any legal proceedings that may be instituted against Starton or Healthwell related to the Business Combination Agreement or the Transaction ; (x) the ability to maintain the listing of Healthwell’s securities on a national securities exchange or failure of Pubco to meet initial listing standards in connection with the consummation of the Transaction ; (xi) uncertainty regarding outcomes of Starton’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidates ; (xii) risks associated with Starton’s efforts to commercialize a product candidate ; (xiii) Starton’s ability to negotiate and enter into definitive agreements for supply, sales, marketing, and/or distribution on favorable terms, if at all ; (xiv) the impact of competing product candidates on Starton’s business ; (xv) intellectual property - related claims ; and (xvi) Starton’s ability to attract and retain qualified personnel ; and (xvii) Starton’s ability to continue to source the raw materials for its product candidates . The foregoing list of factors is not exhaustive . Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Healthwell’s initial public offering (the “ IPO ”) prospectus filed with the SEC on August 4 , 2021 , Healthwell’s Annual Report on Form 10 - K filed for the year ended December 31 , 2022 filed with the SEC on March 3 , 2023 and subsequent periodic reports filed by Healthwell with the SEC, the Registration Statement and other documents filed or to be filed by Healthwell and Pubco from time to time with the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . Forward - looking statements speak only as of the date they are made . Recipients are cautioned not to put undue reliance on forward - looking statements, and neither Starton, Healthwell nor Pubco assume any obligation to, nor intend to, update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise, except as required by law . Neither Starton, Healthwell nor Pubco gives any assurance that either Starton or Healthwell, or the combined company, will achieve its expectations .

4 Disclaimer (3 of 3) Information Sources ; No Representations The communication furnished herewith has been prepared for use by Healthwell and Starton in connection with the Transaction . The information therein does not purport to be all - inclusive . The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Healthwell derived entirely from Healthwell and all information relating to the business, past performance, results of operations and financial condition of Starton derived entirely from Starton . No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein . Any data on past performance or modeling contained therein is not an indication as to future performance . No representations or warranties, express or implied, are given in respect of the communication . To the fullest extent permitted by law in no circumstances will Healthwell, Starton or Pubco , or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Starton has been derived, directly or indirectly, exclusively from Starton and has not been independently verified by Healthwell . Neither the independent auditors of Healthwell nor the independent auditors of or Starton audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication . Prior Disclosures Starton is aware that its CEO appeared on the television program “Unicorn Hunters” on June 7 , 2021 . During that appearance, the CEO made a number of representations as to Starton’s approach to reformulating drug products to improve efficacy, tolerability and patients’ quality of life . As part of these representations, the CEO raised the specific example of Starton’s investigational reformulation of Revlimid Œ . While Starton believes in the value of its product, it understands that any clinical superiority claims cannot be made absent specific findings from rigorous clinical studies which Starton has not undertaken . The CEO’s comments on the television program were not intended to suggest Starton has conducted such studies ; Starton does not have data to support these specific representations and disclaims any representations or purported representations by its CEO which either stated or implied the contrary . Trademarks and Tradenames This communication includes trademarks of Starton, which are protected under applicable intellectual property laws and are the property of Starton or its subsidiaries . This communication also includes other trademarks, trade names and service marks that are the property of their respective owners . We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies . Participants in the Solicitation Healthwell, Starton, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Healthwell’s stockholders in connection with the Transaction . Healthwell’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Healthwell executive officers and directors in the solicitation by reading Healthwell’s final prospectus filed with the SEC on August 4 , 2021 in connection with the IPO, Healthwell’s Annual Report on Form 10 - K for the year ended December 31 , 2022 filed with the SEC on March 3 , 2023 and Healthwell’s other filings with the SEC . A list of the names of such directors and executive officers and information regarding their interests in the Transaction, which may, in some cases, be different from those of stockholders generally, are set forth in the Registration Statement relating to the Transaction . These documents can be obtained free of charge from the source indicated above . No Offer or Solicitation This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction . This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom .

HEALTHWELL

Select Healthwell Leadership Team

Healthwell Executives



Alyssa Rapp, MBA

CEO and Director



Tracy Wan, CPA

President, CFO and Director

- Over 25 years in senior executive positions at public and private companies
- Former Acting COO of Surgical Solutions
- Former President, COO and Director of Cycle Gear (Harvest Partners)
- Former President, COO, CFO and Director of The Sharper Image (NASDAQ: SHRP)
- **Key Highlights:**
  - Led successful turnaround and exit with positive ROIC, and subsequent merger with direct competitor as President and COO of CycleGear
  - President of The Shaper Image, with 5x revenue growth to nearly $1B

Board Co-Chairs



Curtis Feeny, MBA

Board Co-Chair

- Senior Advisor to Peterson Partners
- Former Managing Director at Voyager Capital
- 20+ years of technology investing experience
- Experienced public company board member – CBRE, Staples (former), Trammell Crow Company (former)
- **Key Highlights:**
  - Oversaw 4 successful health tech deals at Voyager, including WellnessFX, Medify, Kryptiq and ClearCare
  - Helped steer Staples' sale to Sycamore Partners at a premium to market



George Hornig, JD, MBA

Board Co-Chair

- Chair, Cofounder, Venture Capitalist, The Seed Lab (including biotech)
- Former Senior Managing Director and Global COO of PineBridge Investments
- Former COO of Credit Suisse Asset Management (NYSE: CS) and EVP of Deutsche Bank Americas (NYSE: DB)
- Former Director and Audit Chair of Forrester Research (NASDAQ: FORR)
- Director of two healthcare focused SPACs, KBL I and KBL IV
- **Key Highlights:**
  - Chairman, Xometry (NASDAQ: XMTR)
  - Director, Audit Chair, Vaxxinity (NASDAQ: VAXX)

Healthcare Advisory Board



Funmi Olopade, MD, FASCO

Advisory Board Member

- Walter L Palmer Distinguished Service Professor of Medicine, The University of Chicago
- Director of Center for Clinical Cancer Genetics & Global Health at The University of Chicago
- Co Founder of CancerIQ
- **Key Highlights:**
  - Medical oncologist and cancer genetics expert, her pioneering work led to wide adoption of genetic testing for inherited cancers in clinical practice.
  - MacArthur Foundation Fellowship, a Franklin D. Roosevelt Freedom from Want Medal, Gregory Mendel Medal, Order of Lincoln award and Officer of the Order of the Niger award.

starton THERAPEUTICS

5

Transaction Overview

Transaction Summary

- **Initial purchase price of $240.0mm to existing Starton shareholders[1]**
- **Starton Pro Forma Equity Value of ~$384mm**
- **Transaction to target PIPE and/or debt financing of $15 to $20mm**
- **Net cash proceeds to fund working capital and general corporate purposes**
- **Existing Starton shareholders will have the right to receive earnout consideration in the form of up to 25.0mm shares**
  - At least 8.3mm shares each earned at **(1)** $12, **(2)** $14 or upon achievement of First Clinical Milestone (completion of Phase 1b for multiple myeloma), and **(3)** $16 or upon achievement of completion of an FDA required bridging study in healthy volunteers that proves bio-equivalence between the ambulatory SC pump and either a transdermal patch or an on-body SC pump
- **Healthwell Sponsor and existing Starton shareholders offering up to 3.5mm shares to prospective investors**

Transaction Valuation

(mm, except per share data)	
Redemption Stock Price at Issue ($)	$10.42[2]
Total Shares Outstanding at Close[3]	36.8
Pro Forma Equity Value	**$384**
Less: Pro Forma Cash	(42)
Pro Forma Enterprise Value	**$342**

Sources and Uses

Sources	($mm)	(%)	Uses	($mm)	(%)
Shares Issued to Target	$240	*80.8%*	Stock Consideration	$240	*80.8%*
Cash Held in Trust[4]	42	*14.1%*	Remaining Cash to Balance Sheet[5]	42	*14.1%*
Anticipated PIPE Capital Raise	15	*5.1%*	Transaction Fees & Expenses	15	*5.1%*
Total	**$297**	***100.0%***	**Total**	**$297**	***100.0%***

Pro Forma Ownership @ $10.42 / Share



13%
11%
63%
4%
10%
Healthwell Sponsor
Healthwell Public Shareholders
Existing Starton Shareholders
PIPE Investors
PIPE Incentive

1) Reflects base consideration of $260.0mm less an additional $20.0mm of shares that would otherwise be issued to Starton shareholders that will instead be used to provide incentives to potential PIPE investors. In the event that these shares are not used by or at the closing, such shares will be added to the pool of earnout shares.
2) Based on approximate redemption price as of September 14, 2023, before using interest for payments of taxes, if any, and $100,000 of liquidation expenses. $10.42 per share is the approximate share price when dividing the aggregate amount on deposit in the Healthwell trust account by the number of issued and outstanding public shares. Actual redemption price at closing may be lower or higher.
3) Pro forma share count includes 23.0mm shares issued to existing Starton shareholders, 4.7mm sponsor shares, 1.5mm from PIPE investors shares, 4.0mm public shares based on actual shareholder redemptions in August 2023, and 3.5mm PIPE incentive shares. Excludes impact of 25.0mm earnout shares, 7.7mm private warrants, and 4.5mm shares underlying 12.5m public warrants, assuming treasury stock method at $18.00 redemption price.
4) Based on actual public shareholder redemptions in August 2023; subject to public shareholder redemptions at Closing of Business Combination.
5) The transaction is subject to a minimum cash condition, whereupon at closing, the combined company must have cash and cash equivalents, including cash held in Trust (net of shareholder redemptions) and the proceeds of any anticipated PIPE capital raise, after payment of transaction expenses, of at least $10.0 million.

starton THERAPEUTICS
6

7 • Proven delivery technology • Choosing blockbuster molecules for delivery • Potential for superior drug products • Continuous delivery can potentially produce better outcomes • Addresses major unmet medical needs • Cost effective vs. standard of care • Indication expansion • Novel drug product compositions • Preliminary proof - of - concept Why Starton Therapeutics? A Strategic Platform Company = De - Risked Developing Continuous Delivery Technology = Strong IP Potential Transformational Patient Outcomes = Blockbuster Potential Source: Published scientific literature.

Established Starton Leadership Team With Clinical, Operational, and Financial Expertise



Pedro Lichtinger, MBA

CEO, Co-founder Chairman

- 37-year career in biotechnology and a proven track record of developing turnaround and financing strategies, executing strategic alliances, and building commercial and R&D capabilities.
- Former President and CEO of Asterias Biotherapeutics and Optimer Pharmaceuticals with 16 years' experience at Pfizer Inc as President of Global Primary Care and President of Europe.
- He currently sits on the Board of Applied Biological Laboratories, Inc. and Zero Gravity. He holds an MBA degree from Wharton School of Business and an engineering degree from the National University of Mexico.



Scott Kahn, CPA, CGMA, MBA

Chief Financial Officer

- 35+ years of experience. Prior to joining Starton Therapeutics, Mr. Kahn was CFO and Vice President of Diopsys for approximately fifteen years where he was responsible for all accounting, finance, human resources and investor relations.
- Prior to joining Diopsys, Mr. Kahn served as CFO at Diamond Chemical Co., Inc., a privately held chemical manufacturer.
- Previously, Mr. Kahn held various finance, strategy and operational leadership roles. received a B.A. in Accounting from Franklin and Marshall College and an M.B.A. in International Business from Rutgers University.



Dr. Jamie Oliver, PharmD

Chief Medical Officer

- 12 years in academia and over 20 years in both the public and private sectors of the biopharma industry and contract research organizations.
- He served in numerous clinical development operations roles including COO, SVP Clinical Research and Regulatory Affairs, CSO, and Medical Officer.
- Dr. Oliver has significant FDA experience with both the Drug and Biologic divisions, having prepared more than 50 INDs and participated in seven successful NDA submissions for U.S./Global pharmaceutical companies.
- Participated in several series of successful fund raisings, as well as served in-licensing negotiations and out-licensing of several oncology assets.



Andy Rensink, MSE

Chief Manufacturing Officer

- 30+ years of operational experience including 13 years in transdermal development and manufacturing. Mr. Rensink is the former President and COO of Tapemark, where he led development, strategy implementation for pharmaceutical COMO developing and manufacturing Transdermal Patches and Oral Thin Film products.
- Currently sits on the Board of Advisors for HydraFlex chemical dispensing systems.
- Holds a Masters in Engineering from Marquette University, BSME from University of Wisconsin and completed the GE Manufacturing Management Program.

Pfizer OPTIMER® DIOPSYS® Seeing tomorrow, today.™ accelovance ACCELERATE. ADVANCE. ACHIEVE. OCKHAM ONCOLOGY TAPEMARK®

starton THERAPEUTICS

8

9 Renowned Scientific Committee with Significant Experience in Relevant Therapy Areas Instrumental in REVLIMID® approval in MM and the body of literature supporting its use in CLL Chair, Scientific Committee Mohamad Hussein, MD Have contributed to the body of literature supporting the use of lenalidomide in MM and CLL Multiple Myeloma (MM) Lead Kenneth Anderson, MD Chronic Lymphocytic Leukemia (CLL) Lead Asher Chanan - Khan, MD Starton Scientific Committee Members Source: Published scientific literature and public websites.

Starton Proprietary Algorithm Screened 88k Continuous Delivery Applications

Continuous delivery platform



Molecule characteristics
Patient impact
88K
Potential applications screened
Poor absorption & bioavailability
Short half-life
($t_{1/2}$)
Molecule size / dose
Fit with continuous delivery platforms
Standard of care
Poor tolerability
New indications

Our approach:

- Design **proof-of-concept study** for continuous delivery of FDA-approved API
- Build best-in-class scientific team
- Early **IP protection**: method of use, composition of formulations(1)
- Evaluate potential for **new therapeutic index** vs. originator
- Clinical program to establish **on-label superiority**
- IP protection: **outcomes** in new indications, biomarkers(2)

starton THERAPEUTICS

(1) Proof of concept studies are designed to fund unforeseen/unexpected outcomes in animal or human models that allow for new IP. Proof of concept studies for lenalidomide and olanzapine continuous delivery on file.
(2) Formulations and compositions for patches and wearable Sc pumps are molecule specific and unexpected therefore enabling them to have intellectual property protection, Company files.

10

Starton's Continuous Delivery Technology Platform Uses Three Proven Systems

Developing three delivery systems in parallel reduces risk and diversifies pipeline

	Technology	Technical Features		Clinical Advantages
Transdermal multi-day patch **(TD)**	Continuous delivery by adhesive transdermal delivery system (TDS)	+ Optimal patient acceptance and convenience + Low COGS - Small molecules only - Best suited for small/medium dose volumes		**Address unmet medical needs:** • Reduce AUC 60%+ • Reduce C_{max}, increase C_{min} • Avoid first-pass metabolism • Avoid short half-life • Potential increase in tolerability • Expand use into new indications
SC on-body infusion patch **(OBI)**	Continuous subcutaneous delivery with wearable patch/pump combination device	+ Improved patient acceptance and convenience + FDA-approved device = reduced risk + Reliability / low variability + Suitable for large and small molecules - Cost		
SC infusion + ambulatory pump **(SC)**	Continuous subcutaneous infusion with computerized ambulatory delivery device (CADD) infusion pump	+ FDA-approved pump = reduced risk + Reliability / low variability + Higher drug volumes + Suitable for large and small molecules - Portability of belt-worn device		

starton THERAPEUTICS

Note: CDMO: contract development and manufacturing organization, SC: subcutaneous.
Source: Published scientific literature and Company data.

11

12 Phase 2 Phase 1 Preclinical Indication Product Candidate Multiple myeloma (MM) STAR - LLD Chronic lymphocytic leukemia (CLL) STAR - LLD Lymphoma STAR - LLD Prostate Cancer STAR - LLD Chemotherapy - induced nausea and vomiting (CINV) STAR - OLZ Undisclosed Multiple Diverse Pipeline With Significant Commercial Potential Source: Company data.

13 Significant Intellectual Property (IP) With Patent Protection Through 2040/41 + additional formulation and process patents in draft form • Starton owns global rights to full product portfolio • IP Protection through 2040/41 • Expect to expand IP with unexpected clinical findings • Starton IP strategy led by Roy Waldron, Ph.D., former Global VP of Intellectual Property at Pfizer and current Starton Board member Commentary Status No. Continuous Delivery of Lenalidomide and Other Immunomodulatory Agents Granted on 12/14/2021 US11197852 Publication Number WO2022 - 260940 PCT PCT/US2022/ 032090 Publication Number US2022 - 0054473 Continuation in Part 17/518930 Publication Number US2022 - 0395468 Transdermal Drug Delivery Systems for Administration of a Therapeutically Effective Amount of Lenalidomide and Other Immunomodulatory Agents Converted from Provisional 17/831603 Publication Number US2022 - 0218687 Stable Solution of Immunomodulatory Drugs ( IMiD ) for Parenteral Use Converted from Provisional 17/570463 Publication Number WO2022/150561 PCT US2022/0115 72 Publication Number US2021 - 0244679 Treatment of Vomiting and Nausea with Minimum Dose of Olanzapine Converted from Provisional 17/148262 Treatment of Vomiting and Nausea with Minimum Dose of Olanzapine PCT 18/246190 Use of Olanzapine for Treatment of PARP - Inhibitor Induced Nausea Published US2022 - 0395468 Publication Number US2022 - 0040194 Use of Olanzapine for Treatment of PARP - Inhibitor Induced Nausea Converted from Provisional 17/415279 Source: Company files and U.S. Patent Office.

STAR-LLD Positioned To Potentially Deliver Multiple Catalysts In Near-Term*

		Catalyst	Timing
STAR-LLD SC subcutaneous	Multiple myeloma (MM)	Initiate Phase 1b	2H 2023**
		First patient dosed	2H 2023
		6-month safety/efficacy results	1H 2024
		Initiate Phase 2/3 trial	2H 2024
		Potential FDA Approval	2027
	Chronic lymphocytic leukemia (CLL)	Initiate Phase 2	2H 2024
		Initiate Phase 3	2025
STAR-LLD TD transdermal	Bridge to MM and CLL indications	Select final transdermal formulation	Q1 2024
		IND filed	2024
		Potential FDA Approval	2027
STAR-LLD OBI on-body SC infusion		Enter into partnership with major OBI manufacturer	2H 2023
		Potential FDA Approval	2027

Source: Company files.
*This timeline is for illustrative purposes only. Starton's products currently in development may or may not receive regulatory approvals on a timely basis or at all. The timing of regulatory approvals is, to a large extent, outside of Starton's control. See Risk Factors beginning on slide page 37.
**U.S. FDA has notified Starton that it may proceed with Phase 1b.

starton THERAPEUTICS 14

15 Pre - Clinical and Clinical Results and Strategies

16 Lenalidomide (Revlimid) – Shortcomings of the drug leading to discontinuations – Rationale for flattening the Curve ▪ Starton’s technology focuses on flattening the blood concentration curve ▪ Revlimid is currently used for a number of hematologic malignancies (MM/CLL) – Has a very short half - life but administered 1x daily – By 16 hours blood levels are subtherapeutic – Toxicity is primarily related to AUC and Cmax – Efficacy not associated with Cmax ▪ Continuous delivery is able to target effective blood levels without excess drug being administered 1.0 21.0 41.0 61.0 81.0 101.0 121.0 1 12 23 34 45 56 67 78 89 100 111 122 133 144 155 166 Plasma Concentration mcg/L Lenalidomide 5 mg Oral Dose Plasma Concentration and Continuous Delivery Targets 5 mg Oral 12 hr at 5 mg

17 Flattening the curve – selection of target blood levels for immunomodulators Minimum effective concentration is 0.04 µM/L = 10 ng/mL IL - 2 release from T cells IFN - γ release from NK Cells 0 500 1000 1500 2000 2500 3000 0 0.008 0.04 0.2 1 5 10 I F N y p g / m : uM IFNy FROM NK CELLS IFN-y pg/mL Constant exposure at the µM target produced these results 0 50 100 150 200 250 300 350 400 0 0.008 0.04 0.2 1 5 10 I L - 2 P G / M L UM IL-2 FROM T-CELLS IL-2 pg/mL Immune activation thresholds for lenalidomide in multiple myeloma Source: Gandhi et al Dexamethasone Synergizes with Lenalidomide to Inhibit Multiple Myeloma Tumor Growth, But Reduces Lenalid omi de - Induced Immuno - modulation of T and NK Cell Function Current Cancer Drug Targets, 2010, 10, 155 - 167.

18 Flattening the curve – selection of cytotoxic blood levels ▪ Cereblon protein expressed in myeloma cell lines ▪ Cereblon expression an important biomarker of IMiD response ▪ ( Stankova C lin Oncol 2014) ▪ Minimum LLD concentration to induce degradation of IKZF1/3 proteins 0.1µM/L = 25 ng/mL (1) STAR - LLD targets optimal dose - related cereblon activity Continuous delivery concentration selected to induce ubiquitination of Ikaros/ Aeolos proteins; IKZF1 and IKZF3 Plasma LLD concentration over 24 - hr dosing interval at 25mg/day Source: Kronke et al. Science 2014: 343:301 - 305. (1) At maximum daily oral dose. 0 0.5 1 1.5 2 2.5 0 4 8 12 Time (hours) 16 24 LLD concentration (uM) Concentration uM 100% ubiquitination COMPLETE UBIQUITINATION PARTIAL UBIQUITINATION ~ 16 hours 0.1 µM/L

19 Rodent Studies of PK, Safety, and Tolerability of LLD

20 Lenalidomide (LLD) nonclinical rodent studies overview ▪ Multiphase project – Assess SC dosing and PK / tolerability in mice – Step 1: Determine the mouse pharmacokinetics of LLD from literature and in vivo – Step 2: Create a parenteral formulation to achieve required solubility for optimal pump operation – Step 3: Model the once daily LLD i.p. control dose and s.c. test concentrations distributed above and below the dosing mid - point – Test with iPrecio pump for 10 - days in CB17 healthy mice – Step 4: Assess PK and tolerability of 4 doses to translate to SCID mouse study – Step 5: Select 4 infusional doses plus once daily i.p. Len based on tolerability data – Step 6: Perform 29 - day implantable pump treatment in CB17 NCI H929 xenograft SCID mice (100 mm 3 at start of treatment) – Step 7: Perform 26 - day implantable pump treatment in CB17 RPMI IMiD resistant xenograft SCID (100 mm 3 at start of treatment) – Step 8: Perform a 28 - day continuous infusion toxicology study in healthy CD20 mice Note: Starton - sponsored study performed by Charles River Laboratories.

21 How we emulate the methodology of continuous delivery iPrecio wireless programable subcutaneous pump Note: Starton - sponsored study performed by Charles River Laboratories.

22 How we selected the dose for future studies iPrecio subcutaneous ( sc ) pump CB.17 mice N=3 animals per group Study evaluated tolerability of lenalidomide (LLD) intraperitoneal (IP) injection (standard of care in this model) vs. LLD continuous subcutaneous delivery in healthy mice 0.00 0.00 0.01 0.10 1.00 10.00 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 Mcg/L Lenalidomide 25 mg/kg IP vs 4 dose groups SC 25 mcg/hr IP-25 mg/kg 12 mcg/hr 6 mcg/hr 2 mcg/hr Expon. (IP-25 mg/kg) NA - p354: preclinical rodent study: dose finding study in CB.17 mice Schedule Route Active dose Agent qd x 1 ip na vehicle qd x 1 ip 25 mg/kg lenalidomide Continuous for 10 days sc osm pump 1 600 µg/day lenalidomide Continuous for 10 days sc osm pump 1 288 µg/day lenalidomide Continuous for 10 days sc osm pump 1 144 µg/day lenalidomide Continuous for 10 days sc osm pump 1 48 µg/day lenalidomide Note: Starton - sponsored study performed by Charles River Laboratories.

23 Dosing groups for efficacy study Gr. N Agent Formulation dose Active dose Route Schedule Vehicle Dosing volume scale ml/kg 1 # 10 vehicle na ip qd x 14 / 1 day off / qd x 14 - 10 2 10 lenalidomide 25 mg/kg 25 mg/kg ip qd x 14 / 1 day off / qd x 14 - 10 3 10 lenalidomide 144 µg/day 144 µg/day sc osm pump 1 continuous for 14 days / 1 day off / continuous for 14 days - 10 4 10 lenalidomide 48 µg/day 48 µg/day sc osm pump 1 continuous for 14 days / 1 day off / continuous for 14 days - 10 5 10 lenalidomide 24 µg/day 24 µg/day sc osm pump 1 continuous for 14 days / 1 day off / continuous for 14 days - 10 6 10 lenalidomide 12 µg/day 12 µg/day sc osm pump 1 continuous for 14 days / 1 day off / continuous for 14 days - 10 Continuous LLD dosing in NCI H929 MM xenograft SCID mice Note: Starton - sponsored study performed by Charles River Laboratories.

24 Continuous infusion displayed superior efficacy over standard of care CI: Continuous infusion IP: Intraperitoneal 0 500 1,000 1,500 2,000 2,500 1 5 9 13 17 21 25 29 Tumor volume (mm 3 ) Days Grp1: Vehicle Grp2: LLD 25mg Grp3: STAR-LLD CI Tumor volume increase (day 29) Group + 2,518% GRP 1 (vehicle) + 483% GRP 2 (lenalidomide IP 25mg/kg) - 81% GRP 3 (144 µg/day continuous infusion) Data on file for 48ug/day strength Note: SCID: severe combined immunodeficient, TTE: median time to treatment endpoint, TTF: time to total treatment failure. Starton - sponsored study performed by Charles River Laboratories. H929 - p216: Tumor model used by Celgene

25 Post - infusion outcomes 2 animals with Tumor Free Survival End of treatment 100% FAILURE IP DOSING Note: Starton - sponsored study performed by Charles River Laboratories.

26 Tumor responses and body weight changes throughout the study BW Nadir TFS CR PR Days to T TF Median TTE Treatment Regimen 1 n Group Schedule Route mg/kg Vehicle Agent 0 0 0 25 21 qd x 14 / 1 day off / qd x 14 ip vehicle 10 1 # 0 0 0 53 47 qd x 14 / 1 day off / qd x 14 ip 25 lenalidomide 10 2 2 4 6 >100 65 continuous for 14 days / 1 day off / continuous for 14 days sc osm pump 1 lenalidomide 10 3 0 0 1 71 41 continuous for 14 days / 1 day off / continuous for 14 days sc osm pump 1 lenalidomide 10 4 0 0 0 53 40 continuous for 14 days / 1 day off / continuous for 14 days sc osm pump 1 lenalidomide 10 5 0 0 0 43 27 continuous for 14 days / 1 day off / continuous for 14 days sc osm pump 1 lenalidomide 10 6 Note: TTE: median time to treatment endpoint, TTF: time to total treatment failure. Starton - sponsored study performed by Charles River Laboratories. The ORR was 100% (4 CR; 6 PR) with 144 mcg/day dose and 0% with daily SOC 500 mcg/day LLD dosing

27 Continuous delivery improved response and delayed progression of MM tumors BW Nadir TFS CR PR Day 26 Stats MTV (mm3), Day 26 TTF Stats Mean TTE (days) 100% TTF (days) Treatment Regimen 1 n Group Schedule Route mcg/day Agent - 1.4% (9) 0 0 0 1 vs 5 = 0.99 1116 + 215 1 vs 5 = 0.81 36 51 13/ 1 day off /13 pump refill sc osm pump 1 - vehicle 10 1 # - 2.0% (2) 0 0 0 2 vs 5 = 0.03 740 + 130 2 vs 5 = 0.14 41 51 13/ 1 day off /13 pump refill sc osm pump 1 144 * lenalidomide - CHMC 10 2 - 2.6% (2) 0 0 0 3 vs 5 = 0.003 707 + 77 3 vs 5 = 0.07 42 58 13/ 1 day off /13 pump refill sc osm pump 1 216 * lenalidomide - CHMC 10 3 - 2.1% (2) 0 0 0 4 vs 5 = 0.018 702 + 128 4 vs 5 = 0.049 43 58 13/ 1 day off /13 pump refill sc osm pump 1 288 * lenalidomide - CHMC 10 4 - 0.6% (5) 0 0 0 1116 + 108 36 51 13/1/13 ip 500 lenalidomide 10 5 Study Results from STAR - LLD in RPMI - IMiD resistant cell line Body Weight (Normalized) Days Tumor volume ( mm3 ) Body weight (g) Tumor volume Days Note: Starton - sponsored study performed by Charles River Laboratories.

Toxicology Results: *No Histopathology Changes, No Cellular Damage, No Hematologic Toxicity*

Healthy CD20 mice
N=20 animals per group

Study evaluated effect of chronic subcutaneous (SC) administration of continuous lenalidomide on tolerability, histopathology, and key hematologic parameters

Route	Active dose	Population	Stratification
Vehicle control	--	N=20 (10 male + 10 fem)	1:1 8 days or 28 days
sc osm pump	144 µg/day	N=20 (10 male + 10 fem)	1:1 8 days or 28 days
sc osm pump	48 µg/day	N=20 (10 male + 10 fem)	1:1 8 days or 28 days

Key endpoints:

I. Local tolerability
- Survival
- Body weight
- Infusion site tolerability

II. Hematology
- White blood cell (WBC)
- Neutrophil (ANC)
- Lymphocyte (ALC)
- Platelets

III. Histopathology
- Necrosis at infusion site
- Cellular damage

starton THERAPEUTICS

Note: Starton-sponsored study performed by Charles River Laboratories.

28

29 Hematologic toxicity, the primary toxicity of lenalidomide, eliminated by continuous delivery Mean 28 - day hematologic parameters: male mice (n=5/dose strength) 3.00 2.75 2.50 2.25 2.00 1.75 1.50 1.25 1.00 0.75 0.50 0.25 0.00 WBC NEUT PLT (10^3/uL) (10^3/uL) (10^6/uL) 0 mcg/day 48 mcg/day 144 mcg/day x No neutropenia x No thrombocytopenia x No local infusion site toxicity Mean 28 - day hematologic parameters: female mice (n=5/dose strength ) 4.00 3.75 3.50 3.25 3.00 2.75 2.50 2.25 2.00 1.75 1.50 1.25 1.00 0.75 0.50 0.25 0.00 WBC NEUT PLT (10^3/uL) (10^3/uL) (10^6/uL) 0 mcg/day 48 mcg/day 144 mcg/day Healthy CD20 mice 3 treatment groups N=20 animals per group Terminal Sacrifice at 8 and 28 days Study evaluated effect of chronic subcutaneous (SC) administration of continuous lenalidomide on tolerability, histopathology, and key hematologic parameters STAR - LLD showed no hematologic toxicity in chronic treatment No significant differences compared to sham NOAEL = in mice was 300 μg /hr/kg HED NOAEL = 1585 μg /hr Preclinical rodent study 2: toxicology and hematologic tolerability Note: HED: Human equivalent dose, NEUT: neutrophils, NOAEL: No observed adverse event level, PLT: platelet, WBC: white blood cel l. Starton - sponsored study performed by Charles River Laboratories.

30 STAR - LLD Demonstrated Durable and Deep Responses in Preclinical Work STAR - LLD preclinical program Superior efficacy: durability and depth of response • 4 0% Complete Response, 60% Partial Response at 144 mcg continuous LLD vs. 0% daily pulsatile LLD • 20% of animals at 144 mcg/d cured with no evidence of disease at 100 days Safety and tolerability • Chronic (28 day) treatment produced no hematologic or local toxicity • No drug - related macro/micro histopathologic toxicity • Similar weight changes in all animals (placebo and lenalidomide) Four preclinical studies • 10 - day dose - finding of STAR - LLD continuous SC in healthy CB17 mice • 29 - day efficacy/safety of STAR - LLD continuous SC versus ip lenalidomide in SCID mice • 28 - day GLP toxicity study of STAR - LLD continuous SC versus vehicle in healthy mice • 27 - day efficacy study of STAR - LLD continuous SC versus ip lenalidomide in IMiD - resistant RPMI CB.17 SCID mice

31 FDA authorizes Starton’s Phase 1b clinical trial ▪ Approval via a 505(b)(2) pathway is appropriate ▪ No additional nonclinical data are required for the NDA ▪ For myeloma, we can reference prior findings of safety for Revlimid ▪ Phase 1b is Safe to Proceed ▪ Phase 1b study is 6 patients for signal of safety and efficacy in > 2 nd line treatment of transplant ineligible MM patients receiving bortezomib and dexamethasone plus STAR - LLD ▪ Meet with FDA with Phase 1 preliminary data to get feedback and advice for the approval development plan ▪ Based on Phase 1b data, may be able to use in combination with daratumumab in 1 st line ▪ Can plan Phase 2 studies in MM, CLL, and other malignancies STAR - LLD Phase 1b/2 in multiple myeloma: FDA agreements

32 STAR - LLD Phase 1 Bioavailability Study Successful STUDY RESULTS: high - level data subject to final analysis and quality check • STAR - LLD well tolerated with no meaningful drug - related toxicity • 7/17 subjects (41%) had TEAE • 1 TEAE was considered drug related (headache @ 9.6mg/d) • STAR LLD achieved >92% bioavailability across all doses • Plasma levels showed a >90% lower Cmax, a 70% lower AUC, and sustained Cmin at targeted dose levels • Study validated compatibility and utility of subcutaneous delivery system • Starting RP1D is 400 µg/h (based on animal and human data) CONFIDENTIAL 100 µg/h Vs 5 mg qd 200 µg/h Vs 10 mg qd 400 µg/h Vs 20 mg qd AUC: area under the curve, TEAE: treatment emergent adverse event, qd: once daily

33 Clinical Phase 1b study design Open - label Study With Multiple Opportunities To Report On Tolerability, Complete And Partial Responses (CR/PR). Potential For Breakthrough Designation ASCT: autologous stem cell transplant, DOR: duration of response, IMWG: international myeloma working group, MRD: minimal res idu al disease, PFS: progression - free survival Phase 1b: • 2 nd line MM patients receiving a proteasome inhibitor and dex with lenalidomide • Allows for Phase 2 studies in MM and CLL STAR - LLD continuous administration Open - label study, objectives: • Safety and tolerability of continuous LLD • Immunologic activity of NK cells and T cells for innate and humoral immunity • Changes in efficacy indicators including MRD status, PFS, DOR Study Locations: US, 3 sites Duration: 10 months to enroll, 2 months for topline data, 2 months to meet with FDA + interim reports throughout study Safety and PD: 9.6 mg/day or 400 mcg/hr Phase 1b: n=6 Multiple myeloma patients STAR - LLD Is Currently Being Evaluated In A Phase 1b Study In Multiple Myeloma

34 Development Plans to potentially expand and replace use of Revlimid in Multiple Myeloma* Phase 1b/2/3 – 2 nd line STAR - LLD in combination with a Proteasome Inhibitor and Dex in transplant ineligible pts 1,2 Phase 2/3 – 1 st line STAR - LLD in combination with Daratumumab and Dex in transplant ineligible pts 1,2 Phase 3 – Maintenance monotherapy following SCT 1,2 Phase 2 – Combination with CAR - T to improve the depth of response 1,3 1 = Superiority in outcomes and/or tolerability 2 = Single pivotal study 3 = Phase 2 pivotal study *These development plans are subject to regulatory approval.

35 Development Plans to expand into new indications and establishing use of Lenalidomide in Chronic Lymphocytic Leukemia* Phase 2/3 – 2 nd line in combination rituximab after failure of BTKi and BCL - 2i Phase 2/3 – 2 nd line zanubrutinib + lenalidomide in MRD+ patients after 6 mo of monotherapy 1,2 Phase 3 – 1 st line maintenance monotherapy following 12 mo of venetoclax/obinutuzumab 1,2 1 = Superiority in outcomes 2 = Single pivotal study *These development plans are subject to regulatory approval.

36 Investment Highlights Enhanced Proprietary Delivery System Leveraging Proven Continuous Delivery Technology Across a Wide Range of Indications Blockbuster Potential With a Groundbreaking Approach to Treating Multiple Myeloma and Other Hematological - Malignancies Superior PK/PD Profile Versus the Current Standard - Of - Care, Leading to Improved Drug Tolerability and Superior Outcomes Significant Opportunity to Expand Total Addressable Market by Capturing Revlimid Intolerant Patients De - Risked Opportunity by Leveraging FDA - Approved Blockbuster Products With Proven Active Ingredients Strong Cadence of Upcoming Catalysts With Defined Pathway Into Clinic and Clear Path Forward to Potential Approval Substantial Expansion Opportunities With the Potential to Leverage the Existing Technology in Other Approved Blockbuster Mole cul es 1 2 3 4 5 6 7

37 Risk Factors

Starton Selected Risk Factors

Starton is subject to numerous risks factors, including but not limited to the following:

- **Risks Related to Starton's Business**
  - Starton's independent registered public accounting firm's report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a "going concern"
  - Starton is a clinical stage biotechnology company with a limited operating history
  - Starton expends a significant amount of resources on research and development, which may not lead to successful product introductions
  - Starton has historically operated subject to a going concern qualification in its financial statements
  - Starton may incur operating losses in the future
  - Failures of or delays in clinical trials could result in increased costs to Starton and could prevent or delay Starton's ability to obtain regulatory approval and commence product sales for new products. Starton may also find it difficult to enroll patients in its clinical trials, which could delay or prevent development of its product candidates
  - The testing required for the regulatory approval of Starton's products is conducted primarily by independent third parties and any failure by any of these third parties to perform this testing properly and in a timely manner may have an adverse effect upon Starton's ability to obtain regulatory approvals
  - Starton's products or product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved package insert or market acceptance, or result in significant negative consequences following marketing approval
  - If Starton's products or product candidates do not produce the effects intended or if they cause undesirable side effects, its business may suffer
  - Starton's branded pharmaceutical expenditures may not result in commercially successful products
  - Starton is subject to extensive governmental regulation and faces significant uncertainties and potentially significant costs associated with its efforts to comply with applicable regulations
  - The drug regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable
- **Risks Related to Development, Clinical Testing, Manufacturing, and Regulatory Approval**
  - Starton faces risks related to health epidemics and outbreaks, including the COVID-19 pandemic, which could significantly disrupt its preclinical studies and clinical trials, and therefore its receipt of necessary regulatory approvals could be delayed or prevented
  - Results of preclinical studies, early clinical trials, or analyses may not be indicative of results obtained in later trials
  - The market opportunities for STAR-LLD and STAR-OLZ may be smaller than Starton anticipates
  - Potential product liability lawsuits against Starton could cause it to incur substantial liabilities and limit commercialization of any products that it may develop starton THERAPEUTICS

38

Starton Selected Risk Factors (Cont’d.)

- **Risks Related to Commercialization**
  - The successful commercialization of STAR-LLD, STAR-OLZ, and/or any other product candidate Starton may develop will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels, and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for Starton’s product candidates, if approved, could limit its ability to market those products and decrease its ability to generate revenue
  - Even if STAR-LLD, STAR-OLZ, and/or any product candidate Starton may develop receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success
  - If Starton is unable to establish sales, marketing, and distribution capabilities either on its own or in collaboration with third parties, it may not be successful in commercializing STAR-LLD and/or STAR-OLZ
- **Risks Related to Healthcare Laws and Other Legal Compliance Matters, including the following:**
  - Enacted and future healthcare legislation may increase the difficulty and cost for Starton to obtain marketing approval of and commercialize its product candidates, if approved, and may affect the prices it may set
  - Starton’s business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers will be subject to applicable healthcare regulatory laws, which could expose Starton to penalties
  - Environmental, health and safety laws and regulations may cause Starton to incur substantial costs or subject it to potential liabilities
- **Risks Related to Starton’s Intellectual Property**
  - Starton depends on its ability to protect its intellectual property and proprietary rights. Starton may not be able to keep its intellectual property and proprietary rights confidential and protect such rights
  - If Starton is unable to obtain and maintain patent protection for its technology, products, and product candidates or if the scope of the patent protection obtained is not sufficiently broad, Starton may not be able to compete effectively in its markets
  - Starton may become subject to third parties’ claims alleging infringement of their patents and proprietary rights, or Starton may need to become involved in lawsuits to protect or enforce its patents
  - Starton’s business may be materially harmed if it does not obtain patent term extension in the U.S. under the Hatch-Waxman Act and in foreign countries under similar legislation
- **Those other factors discussed in Healthwell’s filings with the SEC and in Pubco’s registration statement relating to the Transaction**

starton THERAPEUTICS

39

40 Healthwell is subject to numerous risks, including but not limited to the following : • The risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Healthwell’s securities • The risk that the Transaction may not be completed by Healthwell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought b y Healthwell • The failure to satisfy the conditions to the consummation of the Transaction, including the approval of the Business Combinat ion Agreement by the stockholders of Healthwell • The occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Ag reement • The ability to maintain the listing of Healthwell’s securities on a national securities exchange • The risk that Pubco may not be able to raise funds in a PIPE financing or may not be able to raise as much as anticipated • Costs related to the Transaction and the failure to realize anticipated benefits of the Transaction or to realize underlying ass umptions, including with respect to estimated stockholder redemptions • Healthwell is not required to obtain and has not obtained a fairness opinion from an independent third party in connection wi th the Transaction • Those other factors discussed in Healthwell’s filings with the SEC and in Pubco’s registration statement relating to the Transaction Healthwell Selected Risk Factors